UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F


                                 AMENDMENT NO. 1
          TO THE APPLICATION PURSUANT TO SECTION 8(f) OF THE INVESTMENT
                         COMPANY ACT OF 1940 (the "Act")
                       AND RULE 8f-1 THEREUNDER FOR ORDER
          DECLARING THAT COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY


     I. General Identifying Information

          1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

               /X/  Merger

               /_/  Liquidation

               /_/ Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

               /_/  Election of status as a Business  Development Company (Note:
                    Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

          2.   Name of fund:

                        The Rightime Fund,  Inc.

          3.   Securities and Exchange Commission File No.:

                        File No. 811-4231


          4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

               /_/  Initial Application            /X/ Amendment


          5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                   The Rightime Fund, Inc.
                   218 Glenside Avenue
                   Wyncote, PA  19095-1594


          6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                   Terrance James Reilly, Esq.
                   Greenberg Traurig, LLP
                   2700 Two Commerce Square
                   2001 Market Street
                   Philadelphia, PA  19103
                   (215) 988-7815


          7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                   Rightime Econometrics Inc.
                   1095 Rydal Road
                   Rydal, PA  19046-1711
                   (215) 572-7288
                   (records relating to its functions as investment adviser)

                   Lincoln Investment Planning, Inc.
                   218 Glenside Avenue
                   Wyncote, PA  19095-1595
                   (215) 887-8111
                   (records relating to its functions as principal underwriter, transfer agent and dividend disbursing agent, and fund accounting agent; Registrant's Charter, By-Laws, and minute books)

                   Rightime Administrators, Inc.
                   218 Glenside Avenue
                   Wyncote, PA  19095-1595
                   (215) 887-8111
                   (records relating to its function as administrator)


          8.   Classification of fund (check only one):

                   /X/  Management company;

                   /_/  Unit investment trust; or

                   /_/  Face-amount certificate company.


          9. Subclassification if the fund is a management company (check only one):

                   /X/  Open-end       /_/  Closed-end


          10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                   Maryland


          11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                   Rightime Econometrics Inc.
                   1095 Rydal Road
                   Rydal, PA  19046-1711


          12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                   Lincoln Investment Planning, Inc.
                   218 Glenside Avenue
                   Wyncote, PA  19095-1595


          13.  If the  fund is a unit  investment  trust  ("UIT")  provide:
               Not Applicable.

               (a)  Depositor's name(s) and address(es):

               (b)  Trustee's name(s) and address(es):



          14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                /_/   Yes       /X/ No

               If Yes, for each UIT state:

               Name(s):

               File No.:

               Business Address:


          15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                    /X/ Yes         /_/ No

                    If Yes,  state the date on which the board vote took  place:

                    The Board approved the merger at a meeting which occurred on September 20, 2001.

                    If No,  explain:

               (b)  Did  the  fund  obtain   approval   from  the   shareholders
                    concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                    /X/  Yes    /_/ No

                    If Yes, state the date on which the shareholder vote took place:

                    The shareholders of each of The Rightime Fund, The Rightime Blue Chip Fund and The Rightime MidCap Fund approved the merger on December 5, 2001. If No, explain:


 II.  Distributions to Shareholders

          16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

               /X/  Yes     /_/ No

               (a) If Yes, list the date(s) on which the fund made those distributions:

                    December 7, 2001.

               (b)  Were the distributions made on the basis of net assets?

                    /X/  Yes    /_/  No

               (c)  Were  the  distributions   made  pro  rata  based  on  share
                    ownership? /X/ Yes  /_/ No


               (d)  If  No  to  (b)  or  (c)  above,   describe  the  method  of
                    distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

               (e)  Liquidations only:

                     Were any distributions to shareholders made in kind?

                    /_/  Yes    /_/  No

                If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:


          17.  Closed-end funds only:

               Has the fund issued senior securities?

                   /_/  Yes    /_/  No

                    If Yes,  describe  the  method of  calculating  payments  to senior security holders and distributions to other shareholders:


          18. Has the fund distributed all of its assets to the fund's shareholders?

                  /X/  Yes    /_/  No

               If No,

               (a) How many shareholders does the fund have as of the date this form is filed?

               (b) Describe the relationship of each remaining shareholder to the fund:

          19.  Are   there   any   shareholders   who  have  not  yet   received
               distributions in complete liquidation of their interests?

                 /_/  Yes    /X/  No

               If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


     III. Assets and Liabilities

          20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                /_/  Yes    /X/  No

               If Yes,

               (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

               (b)  Why has the fund retained the remaining assets?

               (c)  Will the remaining assets be invested in securities?

                    /_/  Yes  /_/  No


          21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                   /_/  Yes  /X/ No

               If   Yes,

               (a)  Describe   the  type  and  amount  of  each  debt  or  other
                    liability:

               (b) How does the fund intend to pay these outstanding debts or other liabilities?



     IV.  Information About Event(s) Leading to Request For Deregistration

          22.  (a) List the expenses  incurred in connection  with the Merger or
                   Liquidation:

                    The Rightime Fund, Inc. bore no expenses in connection with the Merger. Rightime Econometrics Inc., the investment adviser for The Rightime Fund, Inc., Lincoln Investment Planning, Inc., the principal underwriter for The Rightime Fund, Inc. and Federated Investors, Inc., the service provider for Federated Equity Funds - Federated Capital Appreciation Fund, the fund surviving the Merger (See 26(a) below), bore all expenses incurred in connection with the Merger. The following is an approximate amount of the expenses incurred in connection with the Merger.


                    (i)  Legal expenses:                               $125,962

                    (ii) Accounting expenses:                          $0

                   (iii) Other expenses (list and identify separately):

                          Transfer Agency Reprogramming                $30,613
                          Proxy Solicitation                           $36,000

                (iv) Total expenses (sum of lines (i)-(iii) above):    $192,575


           (b)  How were those expenses allocated?

                 See 22(a) above.

           (c)  Who paid those expenses?

                 See 22(a) above.

           (d) How did the fund pay for unamortized expenses (if any)?

                 Not Applicable.


          23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

               /_/  Yes    /X/  No

               If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     V.   Conclusion of Fund Business

          24.  Is  the  fund  a  party  to  any  litigation  or   administrative
               proceeding?

               /_/  Yes     /X/ No

               If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


          25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              /_/  Yes    /X/  No


               If Yes, describe the nature and extent of those activities:

     VI.  Mergers Only

          26. (a)  State the name of the fund surviving the Merger:

                   Federated Equity Funds - Federated Capital
                   Appreciation Fund

              (b) State the Investment Company Act file number of the fund surviving the Merger:

                   811-4017

              (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                   The Agreement and Plan of Reorganization was included as Exhibit A to the combined Prospectus/Proxy Statement dated
                   October 24, 2001 which was filed with the Commission pursuant to Rule 497 of the Securities Act of 1933 on October 26, 2001, and which was also filed as a part of Federated Equity Funds' registration statement on Form N-14 (File Nos. 333-70278/811-4017) as filed with the Commission on September 27, 2001.

               (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.




                                  VERIFICATION

     The undersigned states that (i) he has executed this Amendment No. 1 to Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of The Rightime Fund, Inc., (ii) he is the Chairman of the Board, President and Treasurer of The Rightime Fund, Inc., and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Amendment No. 1 to Form N-8F application have been taken. The undersigned also states that the facts set forth in this Amendment No. 1 Form N-8F application are true to the best of his knowledge, information, and belief.


                                    THE RIGHTIME FUND, INC.

Date: March 11, 2002                /S/ DAVID J. RIGHTS
      --------------                -------------------------
                                    By:    David J. Rights
                                    Title: Chairman of the Board, President
                                           And Treasurer